GREAT PANTHER SILVER LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2011 and 2010

Expressed in Canadian Dollars

MANAGEMENT’S COMMENTS ON
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NO AUDIT OR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

GREAT PANTHER SILVER LIMITED
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Thousands of Canadian Dollars, except shares data)
June 30, 2011 and December 31, 2010 (Unaudited)

	June 30,	December 31,	January 1,
	2011	2010	2010

		(Note 14)	(Note 14)
Assets

Current assets:
Cash and cash equivalents	$36,760	$13,967	$13,312
Restricted cash	106	151	-
Investments	97	200	23
Trade and other receivables (note 4)	11,390	9,635	5,539
Income taxes recoverable	260	239	342
Inventories (note 5)	6,443	2,615	1,438
Prepaid expenses, deposits and advances	2,091	1,240	1,585
	57,147	28,047	22,239
Non-current assets:
Mineral properties, plant and equipment	34,347	27,277	19,212
Intangible assets	444	127	102
	34,791	27,404	19,314

	$91,938	$55,451	$41,553

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables, including derivatives	$4,811	$4,758	$2,631
Capital lease obligations (note 11)	261	369	801
Promissory notes (note 6(a))	-	373	122
Convertible loan notes (note 6(b))	-	3,716	-
Current tax liability	128	19	27
	5,200	9,235	3,581
Non-current liabilities:
Capital lease obligations (note 11)	12	128	63
Promissory notes (note 6(a))	-	77	118
Convertible loan notes (note 6(b))	-	-	3,103
Reclamation and remediation provision	1,905	1,955	2,086
Deferred tax liability	-	-	2,162
	1,917	2,160	7,532
Shareholders’ equity:
Share capital (note 7)	116,303	83,470	75,910
Reserves	6,029	7,607	12,211
Deficit	(37,511)	(47,021)	(57,681)
	84,821	44,056	30,440

Nature of operations (note 1)
Commitments and contingencies (note 11)
Subsequent events (note 13)

	$91,938	$55,451	$41,553

See accompanying notes to unaudited condensed consolidated interim financial statements.

GREAT PANTHER SILVER LIMITED
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in Thousands of Canadian Dollars, except shares data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

		(Note 14)		(Note 14)

Revenue	$8,560	$9,317	$24,020	$17,232
Cost of sales:
Cost of sales	4,193	5,029	10,024	9,434
Amortization and depletion of mineral properties, plant and equipment	416	863	1,432	1,857
	4,609	5,892	11,456	11,291

Gross profit	3,951	3,425	12,564	5,941

General and administrative expenses (note 8)	1,575	1,282	3,371	2,619

Income (expenses):
Interest income	107	22	161	43
Finance costs (note 9)	(24)	(273)	(291)	(522)
Foreign exchange gain (loss)	176	(571)	645	403
Other income (expense)	9	(1)	24	(1)
	268	(823)	539	(77)

Income before income taxes	2,644	1,320	9,732	3,245

Income tax recovery (expense):
Current income tax recovery (expense)	(143)	(75)	(222)	(98)
Deferred income tax recovery	-	3,123	-	2,198
	(143)	3,048	(222)	2,100
Income for the period	2,501	4,368	9,510	5,345

Other comprehensive income (loss), net of tax:
Cumulative translation adjustment	(798)	352	(498)	(3,653)
Net change in fair value of available-for-sale financial assets	(28)	(109)	(106)	(107)
	(826)	243	(604)	(3,760)

Comprehensive income for the period	$1,675	$4,611	$8,906	$1,585

Earnings per share
Basic	$0.02	$0.04	$0.08	$0.05
Diluted	$0.02	$0.04	$0.07	$0.05

Weighted average number of common shares

Basic (note 7(e))	130,940,892	113,587,389	126,539,533	113,332,904
Diluted (note 7(e))	136,311,428	115,635,935	132,788,357	115,590,435

See accompanying notes to unaudited condensed consolidated interim financial statements.

GREAT PANTHER SILVER LIMITED
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Thousands of Canadian Dollars, except shares data)
For the six months ended June 30, 2011 and 2010 (Unaudited)

	Share Capital		Reserves					Deficit	Total
	Number of	Amount	Share	Foreign	Convertible	Fair	Total		shareholders’
	shares		option	currency	loan notes	Value			equity
				translation

Balance at January 1, 2010	111,239,631	$75,910	$10,268	$-	$1,966	$(23)	$12,211	$(57,681)	$30,440
Warrants exercised	1,288,256	483	(9)	-	-	-	(9)	-	474
Stock options exercised	1,109,825	745	(220)	-	-	-	(220)	-	525
Share issuance cost	-	(32)	-	-	-	-	-	-	(32)
Share-based payments	-	-	16	-	-	-	16	-	16
Comprehensive income for the period	-	-	-	(3,653)	-	(107)	(3,760)	5,345	1,585

Balance at June 30, 2010	113,637,712	$77,106	$10,055	$(3,653)	$1,966	$(130)	$8,238	$(52,336)	$33,008

Balance at January 1, 2011	119,913,766	$83,470	$9,470	$(3,796)	$1,966	$(33)	$7,607	$(47,021)	$44,056
Warrants exercised (note 7(d))	3,946,742	3,611	(59)	-	-	-	(59)	-	3,552
Stock options exercised (note 7(c))	2,524,500	3,056	(1,142)	-	-	-	(1,142)	-	1,914
Extinguishment of convertible loan notes (note 6(b))	1,800,000	4,050	1,809	-	(1,966)	-	(157)	-	3,893
Short form prospectus financing	5,750,000	22,116	384	-	-	-	384	-	22,500
Comprehensive income for the period	-	-	-	(498)	-	(106)	(604)	9,510	8,906

Balance at June 30, 2011	133,935,008	$116,303	$10,462	$(4,294)	$-	$(139)	$6,029	$(37,511)	$84,821

See accompanying notes to unaudited condensed consolidated interim financial statements.

GREAT PANTHER SILVER LIMITED
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
		(Note 14)		(Note 14)
Cash flows provided by (used in) operating activities:
Income for the period	$2,501	$4,368	$9,510	$5,345
Items not involving cash:
Amortization and depletion of mineral properties, plant and equipment	448	877	1,490	1,882
Foreign exchange (gains) losses	103	84	95	112
Deferred tax liability	-	(3,123)	-	(2,197)
Accretion on reclamation and remediation provision (note 9)	13	13	23	23
Share-based payments (note 8)	-	16	-	16
Interest accretion on convertible loan notes (note 9)	-	229	239	444
Loss (gain) on disposal of capital assets	-	1	-	1
Shares received for mineral property and capital expenditures	-	(23)	-	(23)
	3,065	2,442	11,357	5,603
Changes in non-cash operating working capital:
Trade and other receivables	2,768	2,770	(1,755)	(1,549)
Income taxes recoverable	(3)	148	(21)	123
Inventories	(3,096)	51	(3,871)	(811)
Prepaid expenses, deposits and advances	123	(136)	(875)	(265)
Trade and other payables, including derivatives	(748)	211	(31)	530
Current tax liability	60	52	109	57
Net cash provided by operating activities	2,169	5,538	4,913	3,688

Cash flows used in investing activities:
Intangible assets	(298)	(21)	(343)	(22)
Mineral properties and capital expenditures	(4,740)	(3,538)	(8,994)	(6,243)
Restricted cash	(9)	-	45	-
Net cash used in investing activities	(5,047)	(3,559)	(9,292)	(6,265)

Cash flows from financing activities:
Repayment of capital lease obligations (note 11)	(74)	(261)	(210)	(447)
Repayment of promissory notes (note 6(a))	(355)	(102)	(448)	(122)
Repayment of convertible loan notes (note 6(b))	-	(81)	(61)	(162)
Proceeds from exercise of options (note 7(c))	522	145	1,914	526
Proceeds from exercise of warrants (note 7(d))	1,971	-	3,552	473
Issuance of shares for cash, net of issue costs	22,500	-	22,500	(32)
Net cash provided by (used in) financing activities	24,564	(299)	27,247	236
Effect of exchange rate changes on cash and cash equivalents	(92)	(47)	(75)	(88)
Increase (decrease) in cash and cash equivalents	21,594	1,633	22,793	(2,429)
Cash and cash equivalents, beginning of period	15,166	9,250	13,967	13,312

Cash and cash equivalent, end of period	$36,760	$10,883	$36,760	$10,883

See accompanying notes to unaudited condensed consolidated interim financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

1.	Nature of operations

Great Panther Silver Limited (the “Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share. On December 17, 2009, the Company’s shareholders approved changing the Company's name from Great Panther Resources Limited to Great Panther Silver Limited which became effective as of January 1, 2010. No change to the Company's capital structure was involved and the common shares of the Company trade on the main board of the Toronto Stock Exchange under the symbol “GPR.” On February 8, 2011, the Company’s shares were listed on NYSE Amex stock exchange in the United States under the trading symbol “GPL”.

The Company is in the business of acquisition, development, exploration, and operation of mineral properties and mines in Mexico. Among the properties in which the Company has interests, the Topia and Guanajuato mines are in production. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable. Costs associated with these exploration stage properties for which a National Instrument 43-101 (“NI 43-101”) compliant mineral resource estimate has not been established are expensed.

These financial statements have been prepared by management on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that the current exploration and development programs will result in the discovery and development of economic ore reserves.

2.	Basis of presentation

	(a)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Reconciliations between the Company’s previously reported statement of financial position, statement of comprehensive income (loss), and statement of cash flow under Canadian generally accepted accounting principles (“GAAP”) and those reported under IFRS are presented in note 14.

These condensed consolidated interim financial statements were approved by the Board of directors on August 10, 2011.

	(b)	Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, New Age Investments Inc., Minera Mexicana el Rosario, S.A. de C.V., Metalicos

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

2.	Basis of presentation (continued)

de Durango, S.A. de C.V., and Minera de Villa Seca, S.A. de C.V. All inter-company balances and transactions are eliminated on consolidation.

	(c)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

derivative financial instruments are measured at fair value

financial instruments at fair value through profit or loss are measured at fair value available-for-sale financial assets are measured at fair value

	(d)	Functional and presentation currency

These condensed consolidated interim financial statements are presented in Canadian dollars which is the Company’s presentation currency and functional currency. The functional currency of its Mexican subsidiaries is the Mexican peso and these subsidiaries have been translated to the Canadian dollar in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates. These guidelines require that assets and liabilities be translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the exchange rate at the dates of the transactions. All resulting exchange differences are reported as a separate component of shareholders’ equity titled “Foreign currency translation reserve”.

Prior to January 1, 2010, the functional currency of the Company’s Mexican subsidiaries was the Canadian dollar. Therefore, no amounts were recorded in the foreign currency translation reserve prior to January 1 2010.

Transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date and non-monetary assets and liabilities are translated at historical rates. Foreign currency gains and losses arising from translation are included in profit or loss.

	(e)	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment and useful life of mineral properties, plant and equipment, reclamation and remediation provision, valuation of trade and other receivables, current and deferred income tax liabilities, assumptions used in determining the fair value of non-cash share-based payments, and the fair value of the liability component of convertible loan notes. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements and in preparing the opening IFRS statement of financial position at January 1, 2010 for the purposes of the transition to IFRS.

The accounting policies have been applied consistently by the Company’s entities.

	(a)	Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash. Short term investments have maturity dates of three months or less from the date of purchase, or they are redeemable prior to maturity.

	(b)	Inventories

Inventories consist of ore stockpiles and concentrate inventories which are valued at the lower of weighted average cost and net realizable value. Costs include all direct production costs and fixed overhead. Materials and supplies inventory, which includes the cost of consumables used in operations such as fuel, grinding media, chemicals and spare parts, are stated at the lower of average cost and replacement cost. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of property, plant, and equipment. Silver bullion, to be minted and sold as coins and bars, are recorded at lower of cost and net realizable value.

	(c)	Exploration and evaluation expenses

Exploration and evaluation expenses incurred on grassroots projects and on new mineral properties are expensed to the statement of comprehensive profit or loss as incurred. Examples of such costs include: acquisition rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching; sampling; and activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

	(d)	Mineral properties, plant and equipment

When a resource estimate has been established through a NI 43-101 compliant resource estimate and management has made a decision to proceed with development, costs incurred for activities directed at obtaining additional information on the ore body are capitalized as mine development costs. All option payments and acquisition costs are capitalized.

Capitalized mine development costs incurred on mineral properties where there is no commercial production are not depreciated.

Once commercial production has commenced, mine development costs, production facilities and equipment are depreciated using the units-of-production method, if sufficient reserve information is available, or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets relate. As at June 30, 2011, the Company did not have a reliable estimate of reserves and therefore did not use the units-of-production method.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

3.	Significant accounting policies (continued)

Effective December 31, 2010, the Company extended the Guanajuato mine life from 3 years to 5 years and retained Topia’s mine life at 10 years. Management’s estimate of expected remaining mine life is based upon available internal and external estimated resource information, historical production and recovery levels, planned future production and recovery levels, and other factors. Changes in mine life are recognized prospectively.

Maintenance and repairs are charged to operations as incurred. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

Capital assets held at the parent company are recorded at cost less accumulated depreciation, calculated using the following basis:

Computer equipment	straight-line over the estimated useful life
Furniture and fixtures	straight-line over the estimated useful life
Office equipment	straight-line over the estimated useful life
Leasehold improvements	straight-line over the term of the lease

(e)	Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Finance leases are recognized at the lower of the fair value and the present value of the minimum lease payments at inception of the lease. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and are not recognized in the Company’s statement of financial position.

(f)	Intangible assets

Intangible assets that are acquired by the Company, which includes computer software, are stated at cost less accumulated amortization and impairment losses. Amortization is recorded in general and administrative in the statement of comprehensive income on a straight line basis over the estimated useful lives of the intangible assets. The estimated useful life for the computer software is 3 years.

(g)	Impairment of long-lived assets

The Company’s long-lived assets are reviewed for an indication of impairment at each financial reporting date or at any time if an indicator of impairment is considered to exist. If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell and value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in profit or loss for the period.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

3.	Significant accounting policies (continued)

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is normally assessed at the level of cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Non-financial assets other than goodwill that have suffered an impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

	(h)	Share-based payments

Equity-settled share-based payment arrangements such as the Company’s stock option plan are measured at fair value at the date of grant and recorded within equity. The fair value at grant date of all share-based payments is recognized as compensation expense over the vesting period, with a corresponding credit to shareholders’ equity. The Company estimates the fair value of stock options granted using the Black- Scholes option pricing model. Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is reversed in the period the forfeiture occurs.

	(i)	Revenue recognition

The Company recognizes revenue from the sale of concentrates upon delivery when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can be reliably measured. This is generally the shipment date. Revenue is based on market metal prices and mineral content. Revenue is recorded in the consolidated statements of comprehensive income net of treatment and refining costs paid to counter- parties under terms of the off-take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales using forward metal prices based upon the expected final settlement date. Variations between the sales price recorded at the shipment date and the actual final sales price at the settlement date caused by changes in the market metal prices results in an embedded derivative in the related trade and other receivables balance. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

3.	Significant accounting policies (continued)

	(j)	Reserve estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined in accordance with Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects. Reserves are used in the calculation of depreciation and amortization, impairment assessment, assessment of life of mine stripping ratios, determination of exploration and evaluation assets, and for forecasting the timing of payment of rehabilitation costs. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves and resources being adjusted.

	(k)	Reclamation and remediation provision

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the cost of future reclamation and remediation as a liability in the period in which it incurs a legal or constructive obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the asset, if a reasonable estimate of the obligation can be made. The liability is measured initially by discounting such costs to the net present value using pre-tax rates and risk assumptions specific to the liability and the resulting cost capitalized to the carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount with the offsetting amount charged to profit or loss as a finance cost, and any change in the amount or timing of the underlying cash flows with the offsetting amount recorded as an adjustment to the reclamation and remediation provision cost included in mineral properties. The reclamation and remediation provision cost is depreciated over the remaining life of the assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities, changes in remediation technology and changes in discount rates. The Company reviews its reclamation and remediation provision at least annually and as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such changes in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

Changes in the reclamation and remediation provision subsequent to the related asset reaching the end of its useful life and any excess of actual reclamation and remediation costs over the amount of initially estimated reclamation and remediation provision should be recognized in the statement of comprehensive income.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

3.	Significant accounting policies (continued)

	(l)	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, investments, trade and other receivables, trade and other payables, including derivatives, promissory notes and convertible loan notes. These financial instruments are classified as either financial assets at fair value through profit or loss, available-for-sale, held-to-maturity, loans and receivables, financial liabilities at fair value through profit or loss or financial liabilities at amortized cost. Management determines their classification at initial recognition.

Transaction costs are expensed as incurred for financial instruments classified as financial assets at fair value through profit or loss. The effective interest rate method of amortization is used for any transaction costs for financial instruments measured at amortized cost, which includes loans and receivables and financial liabilities at amortized cost.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading in the near future or is designated as such upon initial recognition. The Company’s cash and cash equivalents are classified as fair value through profit or loss for the period. They are initially and subsequently recorded at fair value and changes in fair value are recognized in profit or loss for the period.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any other financial asset categories. The Company’s investments are classified as available-for-sale and are initially and subsequently recorded at fair value. Changes in fair value, other than impairment losses are recognized in other comprehensive income and presented in the fair value reserve in shareholders’ equity. When the financial assets are sold or an impairment write-down is required, losses accumulated in the fair value reserve recognized in shareholders’ equity are included in profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s trade and other receivables are classified as loans and receivables and are initially measured at fair value and subsequently measured at amortized cost less any impairment.

Financial liabilities at fair value through profit or loss

A financial liability is classified at fair value through profit or loss if it is classified as held for trading in the near future or is designated as such upon initial recognition. The Company’s derivative liabilities are classified as fair value through profit or loss for the period. They are initially and subsequently recorded at fair value and changes in fair value are recognized in profit or loss for the period. In the case of cash flow hedge transactions, they would qualify for hedge accounting treatment and gains and losses would be recognized in other comprehensive income. The Company has elected not to apply hedge accounting to these instruments.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

3.	Significant accounting policies (continued)

Financial liabilities at amortized cost

Financial liabilities at amortized cost are non-derivative financial liabilities that are not classified as financial liabilities at fair value through profit or loss. The Company’s trade and other payables, including derivatives, promissory notes, and convertible loan notes are classified as financial liabilities at amortized cost and are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method.

Compound financial instruments

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest and losses and gains relating to the financial liability are recognized in profit or loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognized on conversion.

Impairment of financial instruments

The Company assesses at each financial reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired using the following criteria:

For available-for-sale financial assets, an impairment loss is established when there is a significant or prolonged decline in fair value of the investment or when there is objective evidence that the carrying amount of the investment may not be recovered. The amount of the impairment loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Any amounts related to that asset are removed from losses accumulated in the fair value reserve recognized in shareholders’ equity and are included in profit or loss. Reversals in respect of available-for-sale financial assets are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in shareholders’ equity.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

3.	Significant accounting policies (continued)

For loans and receivables, a provision for impairment is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor or delinquency in payments are considered indicators that a trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of provision account and the amount of the loss is recognized in the statement of comprehensive income within general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative expenses in the statement of comprehensive income.

	(m)	Income taxes

Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity.

Deferred tax is provided using the statement of financial position method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of deferred tax assets recognized is limited to the amount that is, in management’s estimation, probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

	(n)	Earnings per share

Earnings per share are calculated based on the weighted average number of shares outstanding during the period. The Company follows the treasury stock method for the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should “in- the-money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

3.	Significant accounting policies (continued)

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options or warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(o) Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. All operating segments’ operating results are reviewed regularly by the Company’s senior management to make decisions about resource to be allocated to the segment and to assess its performance, and for which discrete financial information is available. The Company has determined the operating segments based on this information.

Segment results that are reported to senior management include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly of corporate office expenses.

4.	Trade and other receivables

	June 30,	December 31,	January 1,
	2011	2010	2010

Trade accounts receivable	$ 7,505	$ 5,151	$ 3,472
Value added tax recoverable	3,826	4,399	2,024
Other	291	317	251
	11,622	9,867	5,747
Allowance for doubtful amounts	(232)	(232)	(208)

	$ 11,390	$ 9,635	$ 5,539

The Company, through its Mexican subsidiaries, previously paid value added tax on the purchase and sale of goods and services at a rate of 16%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

5.	Inventories

	June 30,	December 31,	January 1,
	2011	2010	2010

Finished product	$ 5,081	$ 831	$ 410
Ore stockpile	96	370	80
Materials and supplies	1,152	993	681
Silver bullion	114	421	267

	$ 6,443	$ 2,615	$ 1,438

The amount of inventory recognized as an expense for the six months ended June 30, 2011 and the year ended December 31, 2010 is included in cost of sales.

6.	Long-term debt

	(a)	Promissory notes:

During the year ended December 31, 2010, the Company purchased equipment under the terms of two promissory notes requiring equal blended monthly payments of $11 for 24 months, commencing on the first day of the month after delivery of the equipment. The promissory notes bear interest at 6% per annum, compounded and calculated semi-annually and are secured by the equipment. On April 29, 2011, the Company extinguished its promissory notes relating to equipment purchase and the remaining accrued interest was paid in cash. The total interest paid on the promissory notes for the six months ended June 30, 2011 was $8 (2010 - $12).

	(b)	Convertible loan notes:

On July 13, 2007, the Company completed financing agreements for cash proceeds of $4,050. The financing consisted of two 8% per annum unsecured convertible notes maturing July 14, 2011, convertible into common shares of the Company at a price of $2.25 per share at the holders’ option at any time. On issuance, the fair value of the liability component of the convertible note was $2,084. The assumptions used in the valuation model were a risk-free interest rate of 4.7%, volatility of 57.9%, dividends paid of 0.0%, and an expected life of the option of 4 years. Interest accreted on the notes payable during the six months ended June 30, 2011 was $239 (2010 - $444).

The fair value of the conversion feature has been recorded in liability, reducing the amount assigned to the equity component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest charge and the equity component is presented in convertible loan notes reserves as a separate component of shareholders’ equity.

On March 8, 2011, the Company paid off the two convertible notes by issuing 1,800,000 fully paid common shares of the Company at the conversion price of $2.25 per common share.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

7.	Share capital

	(a)	Authorized:

Unlimited number of common shares without par value

Unlimited number of Class A preferred shares without par value, issuable in series Unlimited number of Class B preferred shares without par value, issuable in series

	(b)	Issued and fully paid:

Common shares: 133,935,008 (December 31, 2010 – 119,913,766) Preferred shares: Nil (2010 – Nil)

	(c)	Stock options:

The Company, in accordance with the policies of the Toronto Stock Exchange (the “Exchange”), is authorized to grant incentive stock options (“options”) to officers, directors, employees and consultants as incentive for their services, subject to limits with respect to insiders. Pursuant to the Company’s Amended and Restated Incentive Share Option Plan (2007) (the “2007 Plan”), options are non-transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding issue at the time of an option grant and the aggregate to any one person may not exceed 5% of the outstanding issue. The exercise price of options is determined by the board of directors but shall not be less than the closing price of the common shares on the Exchange on the last business day immediately preceding the date of grant.

Options have expiry dates of no later than 10 years after the date of grant and will cease to be exercisable 30 days following the termination of the participant’s employment or engagement. Vesting of options is generally at the time of grant.

The 2007 Plan allows a participant the right, when entitled to exercise an option, to terminate the option and in lieu of receiving common shares pursuant to the exercise of the option, receive at no cost to the participant, that number of common shares which when multiplied by the closing price of the common shares on the day immediately prior to the exercise, have a total value equal to the product of that number of common shares subject to the option multiplied by the difference between the closing price on the day immediately prior to the exercise of the right and the option exercise price. For the six months ended June 30, 2011, nil (December 31, 2010 – nil) common shares were issued upon cashless exercises.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

7.	Share capital (continued)

The continuity of common stock options for the six months ended June 30, 2011 is as follows:

		Balance					Balance
Exercise		December 31,					June 30,
Price	Expiry date	2010	Granted	Cancelled	Expired	Exercised	2011
0.90	January 5, 2011	125,000	-	-	-	(125,000)	-
0.45	February 8, 2014	1,988,000	-	-	-	(952,000)	1,036,000
0.45	February 29, 2012	160,000	-	-	-	(160,000)	-
0.52	March 25, 2011	200,000	-	-	-	(200,000)	-
0.70	September 3, 2014	965,000	-	-	-	(475,000)	490,000
0.90	February 29, 2012	90,000	-	-	-	-	90,000
0.90	December 2, 2014	337,500	-	-	-	(137,500)	200,000
0.90	July 11, 2015	245,000	-	-	-	(121,500)	123,500
1.15	October 17, 2015	105,000	-	-	-	(53,500)	51,500
1.90	November 21, 2015	415,000	-	-	-	(300,000)	115,000

		4,630,500	-	-	-	(2,524,500)	2,106,000

Weighted average exercise price		$0.73	-	-	-	$0.76	$0.69

As at June 30, 2011, all share options are fully vested. The weighted average remaining contractual life of the options outstanding as at June 30, 2011 is 2.96 years.

The continuity of common stock options for 2010 is as follows:

		Balance					Balance
Exercise		January 31,					December 31,
Price	Expiry date	2010	Granted	Cancelled	Expired	Exercised	2010
0.45	February 27, 2010	125,000	-	-	-	(125,000)	-
0.45	July 26, 2010	400,000	-	-	-	(400,000)	-
0.90	January 5, 2011	830,000	-	-	-	(705,000)	125,000
0.45	February 8, 2014	3,944,125	-	-	-	(1,956,125)	1,988,000
0.45	February 29, 2012	160,000	-	-	-	-	160,000
0.52	March 25, 2011	310,000	-	-	-	(110,000)	200,000
0.70	September 3, 2014	1,290,000	-	-	-	(325,000)	965,000
0.90	December 3, 2010	185,000	-	-	-	(185,000)	-
0.90	February 29, 2012	90,000	-	-	-	-	90,000
0.90	December 2, 2014	580,000	-	-	-	(242,500)	337,500
0.90	July 11, 2015	-	670,000	(65,000)	-	(360,000)	245,000
1.15	October 17, 2015	-	240,000	(25,000)	-	(110,000)	105,000
1.90	November 21, 2015	-	415,000	-	-	-	415,000

		7,914,125	1,325,000	(90,000)	-	(4,518,625)	4,630,500

Weighted average exercise price		$0.59	$1.24	$0.93	-	$0.64	$0.73

As at December 31, 2010, all share options are fully vested. The weighted average remaining contractual life of the options outstanding as at December 31, 2010 is 3.25 years.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

(d)	Warrants:

The continuity of warrants for the six months ended June 30, 2011 is as follows:

			Balance				Balance
	Exercise		December 31,				June 30,
Series	price	Expiry date	2010	Issued	Exercised	Expired	2011

SFPO Warrants	0.90	November 17, 2011	6,315,650	-	(3,811,900)	-	2,503,750
Agent Warrants	0.90	November 17, 2011	548,996	-	(134,842)	-	414,154
Underwriters’	4.20	April 12, 2013	-	316,250	-	-	316,250

			6,864,646	316,250	(3,946,742)	-	3,234,154

The continuity of warrants for 2010 is as follows:

			Balance				Balance
	Exercise		January 31,				December 31,
Series	price	Expiry date	2010	Issued	Exercised	Expired	2010

Series “L” Warrants	0.35	January 22, 2010	1,177,500	-	(1,177,500)	-	-
SFPO Warrants	0.90	November 17, 2011	8,808,750	-	(2,493,100)	-	6,315,650
Finder’s Warrants	0.35	January 22, 2010	70,756	-	(70,756)	-	-
Agent Warrants	0.90	November 17, 2011	963,150	-	(414,154)	-	548,996

			11,020,156	-	(4,155,510)	-	6,864,646

(e)	Diluted earnings per share:

Diluted earnings per share are calculated based on the following weighted average number of shares outstanding:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Basic weighted average number of shares outstanding	130,940,892	113,587,389	126,539,533	113,332,904
Effect of dilutive securities
Stock options	1,795,804	2,048,546	2,316,412	2,212,338
Warrants	3,574,732	-	3,932,412	45,193

Diluted weighted average number of shares outstanding	136,311,428	115,635,935	132,788,357	115,590,435

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

7.	Share capital (continued)

For the three and six months ended June 30, 2010, there were 5,370,536 and 6,248,824, respectively, potentially dilutive shares included in the diluted earnings per share calculation for the periods presented. The exercise price of the potentially dilutive shares was less than the average market value of the common shares of $3.28 and $3.21 for the same periods ended June 30, 2011.

8.	General and administrative expenses

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
General and administrative	$1,543	$1,259	$3,313	$2,592
Amortization and depreciation	32	13	58	24
Share-based payments	-	16	-	16
Mineral property exploration expenditures (recovery)	-	(6)	-	(13)
	$1,575	$1,282	$3,371	$2,619

9.	Finance costs

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Interest accretion on convertible loan notes	$-	$229	$239	$444
Interest expense	8	5	8	12
Lease interest	3	26	21	43
Accretion on reclamation and remediation provision	13	13	23	23
	$24	$273	$291	$522

10.	Related party transactions

The Company entered into the following transactions with related parties:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Consulting fees paid or accrued to companies controlled by directors of the Company	$188	$150	$367	$277
Consulting fees paid or accrued to companies controlled by officers of the Company	$39	$22	$93	$96
Director fees paid or accrued to companies controlled by directors of the Company	$-	$18	$-	$35
Cost recoveries received or accrued from a company with a common director of the Company	$-	$16	$-	$51
Office and administration fees paid or accrued to a company controlled by a director of the Company	$21	$21	$43	$44

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

10.	Related party translations (continued)

As at June 30, 2011, $59 (December 31, 2010 - $167) was due to companies controlled by officers and directors of the Company and was included in trade and other payables, including derivatives. Amounts due from companies with common directors were $126 (December 31, 2010 - $75) and were included in trade and other receivables.

The above transactions occurred in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the parties.

11.	Commitments and contingencies

As of June 30, 2011 the Company had the following commitments:

		Less than
	Total	1 year	2-3 years	4-5 years

Laboratory, equipment maintenance and drilling services	$3,321	$3,321	$-	$-
Operating lease payments	316	148	168	-
Equipment purchases with third party vendors(1)	481	481	-	-
Capital leases(2)	273	261	12	-
Environmental program(3)	350	350	-	-
Consulting	53	53	-	-

Total commitments	$4,794	$4,614	$180	$-

(1)The Company expects to fulfill these capital expenditure commitments in fiscal 2011.

(2)The Company acquired equipment through capital leases that bear interest at annual rate of 10.74% . Of the total commitment $15 represents interest and the current and non-current portions of the remaining amount are $261 and $12, respectively.

(3)On February 17, 2009, the Company committed to implementing an environmental program as a result of participating in a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico.

The Company is committed to making severance payments amounting to approximately $2,765 to certain officers and management in the event that there is a change of control of the Company.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

12.	Operating segments

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico and one corporate segment located in Canada. Due to diversities in geography and production processes, the Company operates the Guanajuato and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segment provides financial, human resources and technical support to the two mining operations. The Guanajuato operations produce silver and gold, and Topia operations produce silver, gold, lead and zinc.

	Three months ended June 30, 2011
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
External mineral sales	$4,066	$4,494	$-	$-	$8,560	$-	$8,560
Income (loss) before income taxes	2,326	1,721	(119)	(215)	3,713	(1,069)	2,644
Total assets	$27,062	$16,708	$-	$4,767	$48,537	$43,401	$91,938

	Three months ended June 30, 2010
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
External mineral sales	$6,183	$3,134	$-	$-	$9,317	$-	$9,317
Income (loss) before income taxes	2,560	784	6	(775)	2,575	(1,255)	1,320
Total assets	$16,014	$12,998	$69	$5,998	$35,079	$9,066	$44,145

	Six months ended June 30, 2011
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
External mineral sales	$14,750	$9,270	$-	$-	$24,020	$-	$24,020
Income (loss) before income taxes	8,793	3,964	(119)	(262)	12,376	(2,644)	9,732
Total assets	$27,062	$16,708	$-	$4,767	$48,537	$43,401	$91,938

	Six months ended June 30, 2010
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
External mineral sales	$11,345	$5,887	$-	$-	$17,232	$-	$17,232
Income (loss) before income taxes	4,202	1,725	13	(103)	5,837	(2,592)	3,245
Total assets	$16,014	$12,998	$69	$5,998	$35,079	$9,066	$44,145

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

12.	Operating segments (continued)

Product Revenue:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Silver	$6,675	$7,180	$19,771	$12,860
Gold	1,344	1,566	3,528	3,222
Lead	484	511	996	1,078
Zinc	472	409	994	751
Copper	-	-	7	-
Ore processing revenues	204	155	350	283
Smelter and refining charges	(619)	(504)	(1,626)	(962)

	$8,560	$9,317	$24,020	$17,232

For the six months ended June 30, 2011, the Company had two customers that accounted for 99% of total revenues. Of the total trade accounts receivable balance of $7,505 as at June 30, 2011, 100% relates to these two customers (note 4). The Guanajuato and Topia segments each had one customer account for 62% and 37% of total revenue, respectively.

13.	Subsequent event

On July 18, 2011, the Company announced the acquisition of four mining concessions in Guanajuato, Mexico for $1,500 USD with 50% payable on signing of the purchase agreement and 50% on the registration of the contract with the Mexican government.

14.	Transition to IFRS

An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position, financial performance and cash flow is set out in the following tables and the notes that accompany the tables.

The accounting policies in note 2 have been applied in preparing the consolidated interim financial statements for the six months ended June 30, 2011, the comparative information for the six months ended June 30, 2010, the financial statements for the year ended December 31, 2010 and the preparation of an opening IFRS statement of financial position on the transition date, being January 1, 2010.

In preparing the consolidated interim financial statements for the six months ended June 30, 2011, comparative information for the six months ended June 30, 2010 and financial statements for the year ended December 31, 2010, have been adjusted from amounts reported previously in the financial statements prepared in accordance with GAAP.

An explanation of how the transition from GAAP to IFRS has affected the Company's statement of financial position, statement of comprehensive income (loss) and statement of cash flow is set out below.

The guidance for the first time adoption of IFRS is set out in IFRS 1, First-time Adoption of International Financial Reporting Standards. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to apply the following optional exemptions:

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)
  IFRS 3, Business Combinations, has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

  IFRS 2, Share-Based Payments, has not been applied to equity instruments granted after November 7, 2002 which had vested as of the transition date.

  The Company has applied the transitional provision in IFRIC 4, Determining Whether an Arrangement Contains a Lease, and has assessed all arrangements as at the date of transition.

  IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, has not been applied to decommissioning liabilities included in mineral properties, plant and equipment that occurred before the transition date to IFRS. In accordance with this IFRS 1 optional exemption, decommissioning and restoration liabilities of the Company are measured at the transition date under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and the amount to be included in the cost of the related asset is estimated by discounting the liabilities to the date at which the liabilities first arose. The Company did this using the best estimate of the historical risk-adjusted discount rates that would have applied for that liability in the intervening period, and recalculating the accumulated depreciation using the depreciation policy adopted by the Company in accordance with IFRS.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)
Reconciliation of assets, liabilities and shareholders’ equity

		As at January 1, 2010			As at June 30, 2010			As at December 31, 2010
		GAAP	Effect of	IFRS	GAAP	Effect of	IFRS	GAAP	Effect of	IFRS
	Note		transition			transition			transition
Assets
Current assets:
Cash and cash equivalents		$13,312	$-	$13,312	$10,883	$-	$10,883	$13,967	$-	$13,967
Restricted cash		-	-	-	-	-	-	151	-	151
Investments		23	-	23	106	-	106	200	-	200
Trade and other receivables		5,539	-	5,539	6,921	-	6,921	9,635	-	9,635
Income taxes recoverable		342	-	342	219	-	219	239	-	239
Inventories		1,438	-	1,438	2,349	-	2,349	2,615	-	2,615
Prepaid expenses, deposits and advances		1,585	-	1,585	1,858	-	1,858	1,240	-	1,240
		22,239	-	22,239	22,336	-	22,336	28,047	-	28,047
Non-current assets:
Mineral properties, plant and equipment	a,b,c	14,935	4,277	19,212	15,127	6,558	21,685	17,538	9,739	27,277
Intangible assets	c	-	102	102	-	124	124	-	127	127
		14,935	4,379	19,314	15,127	6,682	21,809	17,538	9,866	27,404

		$37,174	$4,379	$41,553	$37,463	$6,682	$44,145	$45,585	$9,866	$55,451

Liabilities and Shareholders’ Equity
Current liabilities:
Trade and other payables, including derivatives		$2,631	$-	$2,631	$4,197	$-	$4,197	$4,758	$-	$4,758
Capital lease obligations		801	-	801	614	-	614	369	-	369
Promissory notes		122	-	122	372	-	372	373	-	373
Convertible loan notes	d	-	-	-	-	-	-	3,792	(76)	3,716
Current tax liability		27	-	27	84	-	84	19	-	19
Deferred tax liability	e	506	(506)	-	-	-	-	-	-	-
		4,087	(506)	3,581	5,267	-	5,267	9,311	(76)	9,235
Non-current liabilities:
Capital lease obligations		63	-	63	130	-	130	128	-	128
Promissory notes		118	-	118	259	-	259	77	-	77
Convertible loan notes	d	3,356	(253)	3,103	3,567	(182)	3,385	-	-	-
Reclamation and remediation provision	b	1,382	704	2,086	734	1,362	2,096	516	1,439	1,955
Deferred tax liability	e	1,312	850	2,162	-	-	-	-	-	-
		6,231	1,301	7,532	4,690	1,180	5,870	721	1,439	2,160
Shareholders’ equity:
Share Capital		75,910	-	75,910	77,106	-	77,106	83,470	-	83,470
Reserves	d	11,808	403	12,211	8,326	(88)	8,238	7,975	(368)	7,607
Deficit	a, b, d, e	(60,862)	3,181	(57,681)	(57,926)	5,590	(52,336)	(55,892)	8,871	(47,021)

		26,856	3,584	30,440	27,506	5,502	33,008	35,553	8,503	44,056

		$37,174	$4,379	$41,553	$37,463	$6,682	$44,145	$45,585	$9,866	$55,451

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

14. Transition to IFRS (continued)

The reconciliations between the GAAP and IFRS comprehensive income (loss) for the three months ended June 30, 2010, the six months ended June 30, 2010, and the year ended December 31, 2010 are provided below:

		Three months ended June 30, 2010
			Effect of
			transition to
	Note	GAAP	IFRS	IFRS
Revenue		$9,317	$-	$9,317
Cost of sales:
Cost of sales		5,029	-	5,029
Amortization and depletion of mineral properties, plant and equipment	a, b	646	217	863
		5,675	217	5,892
Gross profit		3,642	(217)	3,425
Expenses:
Amortization and depreciation		13	-	13
Accretion on reclamation and remediation provision	b	40	(40)	-
Mineral property exploration expenditures (recovery)	a	1,828	(1,834)	(6)
General and administrative		1,259	-	1,259
Share-based payments		16	-	16
		3,156	(1,874)	1,282
		486	1,657	2,143
Income (expenses):
Interest income		22	-	22
Interest expense	b	(219)	219	-
Finance costs	b, d	-	(273)	(273)
Foreign exchange loss	b	(504)	(67)	(571)
Loss on disposal of capital assets		(1)	-	(1)
		(702)	(121)	(823)
Income (loss) before income taxes		(216)	1,536	1,320
Income tax recovery (expense):
Current income tax recovery (expense)		(75)	-	(75)
Deferred income tax recovery (expense)	e	1,896	1,227	3,123
Income for the period		1,605	2,763	4,368

Other comprehensive income (loss), net of tax:
Cumulative translation adjustment	a, b, e	400	(48)	352
Net change in fair value of available-for-sale financial assets		(109)	-	(109)
Comprehensive income for the period		$1,896	$2,715	$4,611

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

14. Transition to IFRS (continued)

		Six months ended June 30, 2010
			Effect of
			transition to
	Note	GAAP	IFRS	IFRS
Revenue		$17,232	$-	$17,232
Cost of sales:
Cost of sales		9,434	-	9,434
Amortization and depletion of mineral properties, plant and equipment	a, b	939	918	1,857
		10,373	918	11,291
Gross profit		6,859	(918)	5,941
Expenses:
Amortization and depreciation		24	-	24
Accretion on reclamation and remediation provision	b	119	(119)	-
Mineral property exploration expenditures (recovery)	a	2,935	(2,948)	(13)
General and administrative		2,592	-	2,592
Share-based payments		16	-	16
		5,686	(3,067)	2,619
		1,173	2,149	3,322
Income (expenses):
Interest income		43	-	43
Interest expense	b	(428)	428	-
Finance costs	b, d	-	(522)	(522)
Foreign exchange gain	b	393	10	403
Loss on disposal of capital assets		(1)	-	(1)
		7	(84)	(77)
Income before income taxes		1,180	2,065	3,245

Income tax recovery (expense):
Current income tax recovery (expense)		(98)	-	(98)
Deferred income tax recovery (expense)	e	1,854	344	2,198
Income for the period		2,936	2,409	5,345

Other comprehensive income (loss), net of tax:
Cumulative translation adjustment	a, b, e	(3,162)	(491)	(3,653)
Net change in fair value of available-for-sale financial assets		(107)	-	(107)
Comprehensive income (loss) for the period		$(333)	$1,918	$1,585

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

14. Transition to IFRS (continued)

		For the year ended December 31, 2010
			Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS
Revenue		$42,206	$-	$42,206
Cost of sales:
Cost of sales		21,161	-	21,161
Amortization and depletion of mineral properties, plant and equipment	a, b	2,362	1,755	4,117
		23,523	1,755	25,278
Gross profit		18,683	(1,755)	16,928
Expenses:
Amortization and depreciation		52	-	52
Accretion on reclamation and remediation provision	b	206	(206)	-
Mineral property exploration expenditures (recovery)	a	7,110	(7,039)	71
General and administrative		5,858	-	5,858
Share-based payments		869	-	869
		14,095	(7,245)	6,850
		4,588	5,490	10,078
Income (expenses):
Interest income		115	-	115
Interest expense	b	(934)	934	-
Finance costs	b, d	-	(1,154)	(1,154)
Foreign exchange gain (loss)	b	(373)	74	(299)
Loss on disposal of capital assets		(16)	-	(16)
Loss on derivative instruments		(147)	-	(147)
		(1,355)	(146)	(1,501)
Income before income taxes		3,233	5,344	8,577
Income tax recovery (expense):
Current income tax recovery (expense)		(113)	-	(113)
Deferred income tax recovery (expense)	e	1,850	346	2,196
Income for the year		4,970	5,690	10,660

Other comprehensive income (loss), net of tax:
Cumulative translation adjustment	a, b, e	(3,025)	(771)	(3,796)
Net change in fair value of available-for-sale financial assets		(10)	-	(10)
Comprehensive income for the year		$1,935	$4,919	$6,854

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

14. Transition to IFRS (continued)

The reconciliation between the GAAP and IFRS cash flows for the six months ended June 30, 2010 is provided below:

		Six months ended June 30, 2010
			Effect of
			transition to
	Note	GAAP	IFRS	IFRS
Cash flows provided by (used in) operating activities:
Income for the period		$2,936	$2,409	$5,345

Items not involving cash:
Amortization and depletion of mineral properties, plant and equipment	a, b	964	918	1,882
Foreign exchange (gains) losses	b	123	(11)	112
Deferred tax liability	e	(1,853)	(344)	(2,197)
Accretion on reclamation and remediation provision	b	119	(96)	23
Share-based payments		16	-	16
Interest accretion on convertible loan notes	d	372	72	444
Loss on disposal of capital assets		1	-	1
Shares received for mineral property and capital expenditures		(23)	-	(23)
		2,655	2,948	5,603
Changes in non-cash operating working capital:
Trade and other receivables		(1,549)	-	(1,549)
Income taxes recoverable		123	-	123
Inventories		(811)	-	(811)
Prepaid expenses, deposits and advances		(265)	-	(265)
Trade and other payables, including derivatives		530	-	530
Current tax liability		57	-	57
Net cash provided by operating activities		740	2,948	3,688

Cash flows used in investing activities:
Intangible assets	c	-	(22)	(22)
Mineral properties and capital expenditures	a	(3,317)	(2,926)	(6,243)
Net cash used in investing activities		(3,317)	(2,948)	(6,265)

Cash flows from financing activities:
Repayment of capital lease obligations		(447)	-	(447)
Repayment of promissory notes		(122)	-	(122)
Repayment of convertible loan notes		(162)	-	(162)
Proceeds from exercise of options		526	-	526
Proceeds from exercise of warrants		473	-	473
Issuance of shares for cash, net of issue costs		(32)	-	(32)
Net cash provided by financing activities		236	-	236
Effect of exchange rate changes on cash and cash equivalents		(88)	-	(88)

Decrease in cash and cash equivalents		(2,429)	-	(2,429)

Cash and cash equivalents, beginning of period		13,312	-	13,312

Cash and cash equivalent, end of period		$10,883	$-	$10,883

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

14.	Transition to IFRS (continued)

Material adjustments to the Statement of Cash Flows for 2010

Consistent with the Company’s accounting policy choice under IFRS 6, Exploration for and evaluation of mineral resources, capitalized mine development costs have been reclassified from operating to investing activities. There are no other material differences between the statement of cash flows presented under IFRSs and the statement of cash flows presented under previous Canadian GAAP.

Notes to the reconciliations

(a) Mine development costs

Under GAAP, the Company expensed, as incurred, certain mine development costs related to evaluating the technical feasibility and commercial viability of extracting a mineral resource. Under IFRS, the Company has elected to capitalize these costs when a resource estimate has been established through a NI 43-101 and management has made a decision to proceed with development. This resulted in the following increases to Mineral properties, plant and equipment: $4,048 at January 1, 2010, $6,132 at June 30, 2010 and $9,391 at December 31, 2010.

(b) Reclamation and remediation provision (asset retirement obligations)

Under GAAP, asset retirement obligations are measured at fair value, incorporating market assumptions and discount rates based on the Company’s credit-adjusted risk-free rate. Adjustments are made to asset retirement obligations for changes in the timing or amount of the cash flows and the unwinding of the discount. However, changes in discount rates alone do not result in a re-measurement of the provision. Changes in estimates that decrease the liability are discounted using the discount rate applied upon initial recognition of the liability while changes that increase the liability are discounted using the current discount rate.

Under IFRS, reclamation and remediation provisions are measured based on management’s best estimate of the expenditures that will be made and adjustments to the provisions are made in each period for changes in the timing or amount of cash flow, changes in the discount rate, and the accretion of the provision to fair value (unwinding the discount). Furthermore, the estimated future cash flows should be discounted using the current rates.

The Company has elected to apply the exemption from full retrospective application as allowed under IFRS 1. As such, the Company has revalued the reclamation and remediation provision as at the transition date under IAS 37, estimated the amount to be included in the related asset by discounting the liability to the date in which the liability arose using best estimates of the risk adjusted discount rates, and recalculated the accumulated depreciation and depletion under IFRS. This resulted in increases to mineral properties, plant and equipment and reclamation and remediation provision at January 1, 2010 of $229 and $704, respectively. Subsequent revaluations to mineral properties, plant and equipment at June 30, 2010 and at December 31, 2010 resulted in increases of $426 and $348, respectively. Subsequent revaluation to reclamation and remediation provision at June 30, 2010 and at December 31, 2010 resulted in increases of $1,362 and $1,439, respectively.

In addition, under previous GAAP, the unwinding of the discount was disclosed as accretion on asset retirement obligation, and has now been reclassified to finance costs as required under IFRS.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

14.	Transition to IFRS (continued)

	(c)	Intangible assets reclassification

The Company, under GAAP, had included certain intangible assets relating to capitalized software costs under mineral properties, plant and equipment. Under IFRS, intangible assets including capitalized software costs should be disclosed separately in the statement of financial position. This resulted in a reclassification of $102 on transition date, $124 at June 30, 2010 and $127 at December 31, 2010.

	(d)	Convertible loan notes revaluation

Under GAAP, the Company valued the equity and liability components of its convertible loan note by first valuing the equity component which is then deducted from the fair value of the instrument as a whole. The residual amount is assigned to the liability component. Under IFRS, a similar bifurcation into equity and liability is required; however, the liability component is valued first by reference to the fair value of a similar liability that does not have a conversion option and the equity component is valued as the residual amount. This resulted in a decrease to convertible loan notes of $253 on transition date, $182 at June 30, 2010 and $76 at December 31, 2010. On March 8, 2011, the convertible loan notes were converted (note 6(b)).

	(e)	Income tax

(i) Calculation of deferred tax on non-monetary items

Under GAAP, the Company calculated deferred tax balances related to asset and liabilities measured in a foreign currency in the currency in which the taxes are paid and then converted to the presentation currency at the current exchange rate. Under IFRS, deferred taxes related to assets and liabilities measured in a foreign currency are determined by comparing the accounting basis calculated at historical rate for non-monetary items to the tax basis converted at the current exchange rate. Deferred tax adjustments arise from this different treatment when an entity’s functional currency differs from that in which the entity calculates and pays tax. The Company’s adjustments for this difference primarily relate to the Mexican subsidiaries which have significant mineral property, plant and equipment balances recorded. This resulted in a decrease to deferred tax liability of $602 on the transition date.

(ii) Deferred tax classification

Under previous GAAP deferred taxation assets were classified between current and non-current based on the classification of the underlying assets and liabilities that gave rise to the differences. IAS 12 requires that deferred taxation amounts be classified as non-current assets.

Deferred taxes have also been adjusted for the changes to net book values arising as a result of the adjustments for first time adoption of IFRS as discussed above. This resulted in the following increase to deferred income tax recovery: three month period ended June 30, 2010 of $1,227, six month period ended June 30, 2010 of $344, and three month period ended December 31, 2010 of $346.